UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 17, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 17, 2016 announcing a change in management.

Istanbul, August 17, 2016

Announcement Regarding the Change in Management

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

İlker Kuruöz, who joined our Company in 2006, and who has served as the Executive Vice President of Technology Group, has decided to resign from his position as of September 16, 2016. The Network Technologies Senior Vice President and the Information and Communication Technologies Senior Vice President, currently positioned under the Technology Group, will continue in their roles by reporting directly to the Chief Executive Officer in the organizational structure.

We thank Mr Kuruöz for his valuable contributions to the Company over past years, and wish him every success in his future career.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

You can follow us on twitter at http://twitter.com/TurkcellNews or visit our website www.turkcell.com.tr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 17, 2016	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations and Business Development Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 17, 2016	By:	/s/Ilter Terzioglu
	Name:	Ilter Terzioglu
	Title:	Strategy Executive Vice President